Exhibit 99.4

FOR IMMEDIATE RELEASE

Contact:
Bill Cotton
Flight Safety Technologies
(847) 806-7707

KENNETH WOOD APPOINTED TO
FLIGHT SAFETY TECHNOLOGIES, INC. BOARD OF DIRECTORS

MYSTIC, CT, July 17, 2003 -- Flight Safety Technologies, Inc. (OTCBB:FLST), announced today that Kenneth Wood was elected to serve as a Director of the company.

At a special meeting of our Board of Directors held on July 14, 2003, Mr. Kenneth Wood was unanimously elected as a director of the Company. From 1996 to 2002, Wood was the President of Barringer Technologies, one of the world's leading trace detection companies. Wood directed the company to its present industry leading position by stressing the quality of product, customer support, and new product innovation. Today there are more than 5,000 Barringer trace detectors deployed around the globe serving a variety of security and law enforcement missions. Wood joined the Barringer organization in 1990 at which time Barringer was a development stage company with virtually no sales. At Barringer, Wood was personally involved in introducing the first IONSCAN explosives and narcotics detectors to the marketplace. He actively participated in the company's new product development efforts, which produced a series of IONSCAN instruments geared towards meeting market demands. The handheld IONSCAN Sabre (explosives/CW detection), the Sentinel walk-through portal (automated non-invasive explosives detection), and the Centurion fixed site chemical warfare monitor are the latest trace detection products in this series of detectors, and an automated trace based baggage system is currently being tested at Idaho National Engineering and Environmental Laboratory. Wood brought the Company to revenues in excess of $60 million a year and subsequently sold the company to an international conglomerate.

Wood has extensive experience with the Homeland Defense technical and user community. Barringer detection products were designed and developed with significant input from users such as the FAA, SBCCOM, FBI, Coast Guard, Customs, TSWG, and State Department.

From 1978 to 1990, Wood was Program Director for Data Storage and Special Test Equipment programs at the Lockheed Martin Corporation. In this capacity, he was responsible for the design, development and production of various avionics packages for the C-5 transport and the B-2 stealth bomber. Customers included the USAF, Boeing, and Northrup.

In summary, Wood brings a proven entrepreneurial track record to our Board having managed a development stage technology company to $60 million per year sales and then acquisition by a major international conglomerate. Wood will serve on the Audit and Compensation Committees of the Board.

In other Company news, between July 10, 2003 and July 15, 2003, we issued 350,000 shares of our common stock pursuant to the exercise of warrants by institutional investors who participated in our private placement of common stock in September, 2002. The warrant exercise resulted in net proceeds of SEVEN HUNDRED THOUSAND DOLLARS ($700,000) to the Company.

On July 11, 2003, Samuel V. Vail submitted his resignation as a director, treasurer and secretary of the Company to be effective immediately. Vail has served as a director of the Company's former subsidiary since October 10, 2001 and as a director of the Company since his appointment on September 1, 2002.

Such resignation was not in connection with any disagreement between Vail and the Company on any matter relating to the Company's operations, policies or practices. Vail's resignation is the result of an internal policy decision at his employer Spencer Trask to limit affiliations with companies in which they hold equity.

The Board of Directors has unanimously voted that David D. Cryer, our current Chief Financial Officer, be appointed as the new Secretary and Treasurer of the Company.

As a result of these actions, the Board of Directors is currently composed as follows:

Samuel A. Kovnat, Chairman and CEO
William B. Cotton, President
Frank L. Rees, Executive Vice President
Senator Larry L. Pressler, Chairman, Compliance, Disclosure and Ethics Oversight Committee
Joseph J. Luca, CPA, Chairman, Finance and Audit Committee
Jackson Kemper
Stephen P. Tocco
Kenneth Wood

For more extensive information on Flight Safety Technologies, Inc., please consult its website at www.flysafetech.com and its SEC filings including various Risk Factors set forth in those filings.

'Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements identified by the use of words such as should, believes, plans, goals, expects, may, will, objectives, missions, or the negative thereof, other variations thereon or comparable terminology. Such statements are based on currently available information which management has assessed but which is dynamic and subject to rapid change due to risks and uncertainties that affect our business, including, but not limited to, the impact of competitive products and pricing, limited visibility into future product demand, slower economic growth generally, difficulties inherent in the development of complex technology and new products sufficiency and availability of capital to fund operations, research and development, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward looking statements. Forward looking statements involve a number of risks and uncertainties which could cause actual results or events to differ materials from those presently anticipated.